Exhibit 12

AVISTA CORPORATION

Computation of Ratio of Earnings to Fixed Charges
Consolidated
(Thousands of Dollars)

	Six months ended	Years Ended December 31
	June 30, 2015	2014	2013	2012	2011	2010
Fixed charges, as defined:
Interest charges	$40,122	$74,025	$73,772	$71,843	$69,536	$71,734
Amortization of debt expense and premium - net	1,718	3,635	3,813	3,803	4,617	4,414
Interest portion of rentals	631	1,187	1,146	1,294	1,139	1,248

Total fixed charges	$42,471	$78,847	$78,731	$76,940	$75,292	$77,396

Earnings, as defined:
Pre-tax income from continuing operations	$112,803	$192,106	$162,347	$116,567	$139,438	$130,536
Add (deduct):
Capitalized interest	(1,796)	(3,924)	(3,676)	(2,401)	(2,942)	(298)
Total fixed charges above	42,471	78,847	78,731	76,940	75,292	77,396

Total earnings	$153,478	$267,029	$237,402	$191,106	$211,788	$207,634

Ratio of earnings to fixed charges	3.61	3.39	3.02	2.48	2.81	2.68